UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF   LATE  FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ⌧ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Golden Opportunities Corporation

Full Name of Registrant

Former Name if Applicable

520 S. Snowmass Circle
Superior, Colorado, 80027

Address of Principal Executive Office (Street and Number)

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject quarterly report, semi-annual report, transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q will be filled on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

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PART III – NARRATIVE

State below in reasonable detail why Forms 10-Q, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Golden Opportunities Corporation (the “Company”) could not file its Quarterly Report on Form 12-b25e, for the Quarter, ended October 31, 2013 (the "Form 10-Q”) within the prescribed time period because the Company requires additional time to complete the preparation and review of the Form 10-Q. Such delay could not be eliminated by the Company without unreasonable effort or expense. The Company plans to file the Form 10-Q as soon as practicable, but in any event expects that the Form 10- Q will be filed not later than the fifth calendar day following its original due date as prescribed by Rule 12b-25.

PART IV – OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Michael A. Zahorik	(303)	494-5889
(Name)	(Area Code)	(Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Golden Opportunities Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the nndersigned herennto duly authorized.

Date: December 16, 2013	By:	/s/ Michael A. Zahorik
Michael A. Zahorik
Chief Executive Officer, Chief Financial Officer & Director

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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